U.S. SECURITIES AND

EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

DATE OF REPORT: May 8, 2024

Gratus Capital Properties Fund III, LLC
(the “Company”)

Commission File No. 024-11552

EIN No. 85-4126748

Delaware

(State of other jurisdiction of incorporation or organization)

718 Washington Ave N,

Suite 400

Minneapolis, MN 55401

Office: (651) 999-5344

Email: hello@gratusfunds.com

Class A and Class B Interests

(Issued pursuant to Regulation A)

Item 4: Changes in Issuer’s Certifying Accountant

Dismissal of BF Borgers CPA PC

i.	On Monday, May 6, 2024, Gratus Capital Properties Fund III, LLC (the “Company”) dismissed BF Borgers CPA PC (“Borgers”) as the Company’s independent registered public accounting firm.

ii.

This sudden and unexpected dismissal was the result of the Company learning on Saturday, May 4, 2024 of an order barring Borgers from appearing or practicing before the Securities and Exchange Commission (“Commission”) as an accountant. As a result, Borgers may not participate in or perform the audit or review of financial information included in Commission filings, issue audit reports included in Commission filings, provide consents with respect to audit reports, or otherwise appear or practice before the Commission. The SEC’s May 3, 2024 press release announcing the charges and order against Borgers (the first public announcement of the proceedings against Borgers of which the Company is aware) is available at: https://www.sec.gov/news/press-release/2024-51.

iii.

Borgers’s audit reports on the financial statements of the Company for the fiscal years ended December 31, 2022 and 2021 contained no adverse opinion or disclaimer of opinion, nor were they qualified as to uncertainty, audit scope or accounting principles.

iv.	The dismissal of Borgers was agreed to by the Company’s Manager.

v.

During the fiscal years ended December 31, 2022 and 2021, and through May 6, 2024, there were no “disagreements” (as such term is defined in Item 304 of Regulation S-K) or reportable events ( as described under Item 304(a)(1)(v) of Regulation S-K) with Borgers on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to their satisfaction, would have caused Borgers to make reference to the subject matter of the disagreement in connection with its reports.

vi.

Pursuant to the guidance provided by the Commission’s “Staff Statement on Issuer Disclosure and Reporting Obligations in Light of Rule 102(e) Order against BF Borgers CPA PC,” available at https://www.sec.gov/news/statement/staff-statement-borgers-05032024, the Company is electing to state that Borgers is not permitted to appear or practice before the Commission in lieu of including a letter from Borgers stating whether it agrees with the information in this disclosure.

vii.

Borgers’s audit reports on the financial statements of the Company for the fiscal years ended December 31, 2022 and 2021 contained no adverse opinion or disclaimer of opinion, nor were they qualified as to uncertainty, audit scope or accounting principles.

Appointment of Boladale Lawal & Co.

i.

Following careful deliberation, on May 8, 2024, the Company engaged Boladale Lawal & Co.(“Boladale”) as the Company’s independent registered public accounting firm, beginning the fiscal year ending December 31, 2023. However, since Borgers is not permitted to appear or practice before the Commission, Boladale will also perform an audit of the Company’s financial statements for the fiscal year ending December 31, 2022.

ii.

Prior to retaining Boladale, the Company did not consult with Boladale regarding either: (i) the application of accounting principles to a specified transaction, either contemplated or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements; or (ii) any matter that was the subject of a “disagreement” or a “reportable event” (as those terms are defined in Item 304 of Regulation S-K).

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ITEM 9. Other Events

Investment in Enclave Compass II

On May 8, 2024 the Company purchasing a 12.07% equity interest in Enclave Compass II, a North Dakota limited liability company, for $600,000, representing an investment in a project with a total equity value of approximately $4,968,977. The project involves the development of an 83-unit apartment building located at 600 30th Ave S, Moorhead, MN 56560, spanning 2.5 acres. Enclave Development, serving as both the developer and general contractor, began construction in November 2023 and plans to complete the project by January 2025. The financial commitment by the Company will be met through two or more contributions, approximately $200,000 contributed on May 3, 2024, and the remaining approximately $400,000 to be contributed by July 1, 2024, although the specific dates for these payments are yet to be determined.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gratus Capital Properties Fund III LLC

/s/ Jason Weimer
By:Jason Weimer
Manager of GCPF Management LLC Manager

/s/ Robert Barlau
By: Robert Barlau Manager of GCPF Management LLC Manager

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Gratus Capital Properties Fund III LLC

/s/ Jason Weimer
By: Jason Weimer Manager of GCPF Management LLC Manager

/s/ Robert Barlau
By: Robert Barlau Manager of GCPF Management LLC Manager

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